1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

RICHARD HOROWITZ Richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

July 2, 2019

Raymond A. Be

Tony Burak

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	AG Twin Brook BDC, Inc.
Registration on Form 10
File No. 000-55907

Gentlemen:

We are writing in response to comments provided on June 25, 2019 and June 26, 2019 with respect to the registration statement filed on Form 10 (the “Registration Statement”) under the Securities Exchange Act of 1934, as amended, on June 11, 2019, on behalf of AG Twin Brook BDC, Inc. (the “Company”), a closed-end fund that will elect to be regulated as a business development company. The Fund has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below to the amended Registration Statement being filed herewith.

On behalf of the Company, set forth below are the Securities and Exchange Commission staff’s (the “Staff”) comments along with our responses to or any supplemental explanations of such comments, as requested.

Legal Comments

Comment 1.    To the extent that it is a material term to the contract, please disclose in the Form 10 the fee to be paid under the Administration Agreement.

Response 1.    We respectfully acknowledge your comment. As noted in the disclosure, the Company will reimburse the Administrator for its costs and expenses pursuant to the Administration Agreement, and there is no contractual fee being paid by the Company to the Administrator. As such, we believe the current disclosure is appropriate. In addition, we note that the Company has filed the Administration Agreement as an exhibit to the amended Registration Statement.

Comment 2.    Please supplementally provide the Staff with a copy of the Resource Sharing Agreement.

Response 2.    We respectfully acknowledge your comment. We have supplementally provided the Staff with a copy of the Resource Sharing Agreement.

Accounting Comments

Comment 3.    With respect to the graphic on page 7, we note that the catch-up range at the higher limit should read “1.201201.” Please correct the typo.

Response 3.    The disclosure has been revised accordingly.

Comment 4.    The Staff notes that, in the second paragraph of Item 1A—Incurrence of Significant Costs as a Result of Being an Exchange Act Reporting Company, the disclosure appears to indicate that the Company will not be required to make an assessment on its internal control over financial reporting (“ICFR”) until after its shares are listed. Please revise the risk item to make clear that the Company will be required to assess ICFR as part of its second 10-K filing.

Response 4.    The disclosure has been revised accordingly.

Should you have any questions regarding this letter, please contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz

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